                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of           January, 1999
                 ----------------------------


                  ROYAL CARIBBEAN CRUISES LTD.
                  --------------------------------------------------
                  1050 Caribbean Way, Miami, Florida 33132
                  --------------------------------------------------
                      (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  FORM 20-F      X                 FORM 40-F
                               -----                           -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  YES                                NO          X
                               -----                           -----

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 _____].




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


                                     Contact:  Lynn Martenstein or Rich Steck
                                               (305) 539-6573



                                     FOR IMMEDIATE RELEASE
                                     ---------------------

             ROYAL CARIBBEAN REPORTS A 90% INCREASE IN 1998 RESULTS

MIAMI - (February 1, 1999) - Royal Caribbean Cruises Ltd. (NYSE, OSE:RCL) announced today a 91% increase in comparable earnings to $348.8 million or $1.93 per share in 1998, on a diluted basis as compared to $182.7 million or $1.20 per share in 1997. Net income for 1998 as reported, was $330.8 million, which includes a $.05 per share charge related to the previously announced plea agreement with the U.S. Department of Justice, and a $.05 per share reduction in earnings related to the grounding of the MONARCH OF THE SEAS. Net income for 1997 as reported, was $175.1 million which included an extraordinary loss of $7.6 million or $.05 per share related to the early extinguishment of debt.

Revenues increased 36.0% to $2.6 billion, as compared to $1.9 billion in 1997. The increase in revenues was due to a 31.2% increase in capacity and an increase in revenue per available lower berth ("Yield"). The acquisition of Celebrity Cruises accounted for approximately two-thirds of the capacity increase, while additions to the Royal Caribbean International fleet comprised the balance of the increase. The Yield improvement was a result of improved cruise ticket pricing and higher occupancy levels, which were 105.2% in 1998 as compared to 104.2% in 1997.

On a comparable basis, earnings for the fourth quarter of 1998 increased to $32.5 million or $.17 per share as compared to $22.4 million or $.12 per share in 1997. Net income as reported, for the fourth quarter of 1998 was $23.4 million or $.12 per share which includes a $.05 per share reduction in earnings related to the cancellation of two cruises on MONARCH OF THE SEAS. Revenues for the fourth quarter of 1998 increased 8.8% to $575.1 million from $528.4 million in 1997, as a result of a 6.6% increase in capacity and an increase in Yield.



                                    more. . .

ROYAL CARIBBEAN REPORTS A 90% INCREASE IN 1998 RESULTS
2-2-2-2




"Our 1998 performance was nothing short of spectacular, with both brands achieving record results," said Richard D. Fain, Chairman and Chief Executive Officer. "These results reflect the culmination of a seamless merger with Celebrity Cruises, outstanding market conditions, the continued acceptance of our two great brands by both consumers and the trade, significant margin improvements realized by higher revenue yields, and continued progress in reducing costs as a percentage of revenue. To achieve such a significant increase in net income on only a 36% increase in revenue, not only underscores the power of our brands, but the high degree of operating leverage we capitalized on through our state-of-the-art yield management systems. As always, we are extremely grateful to the over 20,000 employees, shipboard and shoreside, who have worked tirelessly to provide such a wonderful experience for our guests."

Royal Caribbean is a global Cruise Company operating two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet consists of 17 vessels; three Eagle-class ships on order, the first of which, VOYAGER OF THE SEAS is scheduled for service in 1999, followed by two sister vessels scheduled for delivery in 2000 and 2002; two Vantage-class vessels scheduled for delivery in 2001 and 2002; and two Millennium-class vessels scheduled for delivery in 2000 and 2001. The Company currently operates cruises visiting Alaska, the Bahamas, Bermuda, Canada, the Caribbean, Europe, Hawaii, Mexico, New England, the Panama Canal and Scandinavia. For additional information about Royal Caribbean, visit the line's Internet site on the World Wide Web at http://www.royalcaribbean.com, http://www.celebrity-cruises.com or http://www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                            (Financial Tables Follow)

                          ROYAL CARIBBEAN CRUISES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)

                                                                       (Unaudited)
                                                                  Fourth Quarter Ended                         Year Ended
                                                                      December 31,                            December 31,
                                                             ------------------------------          ------------------------------
                                                                1998                1997                1998                1997
                                                             ----------          ----------          ----------          ----------
REVENUES                                                     $  575,148          $  528,408          $2,636,291          $1,939,007
                                                             ----------          ----------          ----------          ----------
EXPENSES
     Operating                                                  379,627             350,581           1,593,728           1,219,268
     Marketing, selling and administrative                       83,717              75,918             359,214             272,368
     Depreciation and amortization                               47,655              43,299             194,614             143,816
                                                             ----------          ----------          ----------          ----------
                                                                510,999             469,798           2,147,556           1,635,452
                                                             ----------          ----------          ----------          ----------
OPERATING INCOME                                                 64,149              58,610             488,735             303,555
                                                             ----------          ----------          ----------          ----------
OTHER INCOME (EXPENSE)
     Interest income                                              3,463               2,128              15,912               4,666
     Interest expense, net of capitalized interest              (39,489)            (42,088)           (167,869)           (128,531)
     Other income (expense)                                      (4,698)              3,704              (6,008)              2,995
                                                             ----------          ----------          ----------          ----------
                                                                (40,724)            (36,256)           (157,965)           (120,870)
                                                             ----------          ----------          ----------          ----------
INCOME BEFORE EXTRAORDINARY ITEM                                 23,425              22,354             330,770             182,685
EXTRAORDINARY ITEM                                                   --                  --                  --              (7,558)
                                                             ----------          ----------          ----------          ----------
NET INCOME                                                   $   23,425          $   22,354          $  330,770          $  175,127
                                                             ==========          ==========          ==========          ==========

BASIC EARNINGS PER SHARE*
     Income before extraordinary item                        $     0.12          $     0.12          $     1.90          $     1.22
     Extraordinary item                                              --                  --                  --               (0.05)
                                                             ----------          ----------          ----------          ----------
     Net income                                              $     0.12          $     0.12          $     1.90          $     1.17
                                                             ==========          ==========          ==========          ==========

DILUTED EARNINGS PER SHARE*
     Income before extraordinary item                        $     0.12          $     0.12          $     1.83          $     1.20
     Extraordinary item                                              --                  --                  --               (0.05)
                                                             ----------          ----------          ----------          ----------
     Net income                                              $     0.12          $     0.12          $     1.83          $     1.15
                                                             ==========          ==========          ==========          ==========


* Earnings per share is computed after giving effect to the two-for-one stock split effective July 31, 1998.

  Prior year amounts have been restated.


--------------------------------------------------------------------------------



                                   STATISTICS

                                                                     Fourth Quarter                            Year to Date
                                                             ------------------------------          ------------------------------
                                                                1998                1997                1998                1997
                                                             ----------          ----------          ----------          ----------
Occupancy as a percentage of total capacity                       101.6%              100.8%              105.2%              104.2%
Passenger Cruise Days                                         2,811,302           2,615,285          11,607,906           8,759,378


                                       ###


                                      Contact:  Lynn Martenstein or Rich Steck
                                                (305) 539-6573

                                      FOR IMMEDIATE RELEASE
                                      ---------------------


             ROYAL CARIBBEAN TO BUILD SECOND "PROJECT VANTAGE" SHIP
             ------------------------------------------------------

MIAMI - January 11, 1999 - Royal Caribbean Cruises Ltd. (NYSE:RCL) announced today that it has exercised its option with Meyer Werft shipyard in Papenburg, Germany, to build a second 85,000-ton Vantage class vessel for Royal Caribbean International at a contract cost of approximately $350 million.

This second Vantage class ship will be a sister to the 2,000-guest vessel currently under construction in Papenburg. The first Vantage ship is scheduled to be delivered in February, 2001; the second in June, 2002. Both will be built to Panamax standards, enabling them to transit the Panama Canal, and will be powered by environmentally friendly gas turbines.

"Our taking the option for a second Vantage vessel is testimony to our faith in the continued growth of the cruise industry," said Richard D. Fain, Royal Caribbean's chairman and CEO. "In fact, in the first two years of the new millennium, we'll take delivery of four new ships, with a combined capacity of over 10,000 new berths at a cost of almost two billion dollars - a commitment that clearly measures our belief in cruising's dynamic future."

With rotating propulsion pods mounted under the hull, the Vantage class ships will be extremely fast for vessels of this size, enabling them to offer some unusual itineraries. The gas turbines powering the Vantage ships will be extremely quiet and vibration free. The reduced space required by these small but powerful turbines means additional onboard space will be available for public areas, guest accommodations and activity centers.



                                     more...


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ROYAL CARIBBEAN TO BUILD SECOND "VANTAGE" SHIP
2-2-2-2



"We will be incorporating, on a somewhat smaller scale, many of the design features and technological advancements featured on our Eagle-class ships," Fain added. "The Vantage vessels will keep Royal Caribbean in the forefront of contemporary ship development."

         Royal Caribbean International is operated by Royal Caribbean Cruises Ltd., a global cruise company which also operates Celebrity Cruises. Royal Caribbean International's fleet consists of 12 vessels in service and five ships on order. The ships currently visit Alaska, the Bahamas, Bermuda, Canada, the Caribbean, Europe, Hawaii, Mexico, New England, the Panama Canal and Scandinavia.







                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ROYAL CARIBBEAN CRUISES LTD.
                                            ------------------------------------
                                                   (Registrant)



Date:    February 3, 1999                   By: /s/ RICHARD J. GLASIER
                                                --------------------------------
                                                Richard J. Glasier
                                                Executive Vice President
                                                  and Chief Financial Officer